[MILBANK LETTERHEAD]
November 30, 2005
Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
     Re: Amended Form S-4 filed November 23, 2005 by Vector Group Ltd.
Schedule TO-T/A filed November 10, November 16, November 17 and November 23, 2005 by
Vector Group Ltd. and VGR Holding Inc.
Dear Mr. Duchovny:
     On behalf of Vector Group Ltd. (“Vector”) and VGR Holding Inc. (“VGR”), we write in response to the comments of the Office of Mergers and Acquisitions in the Division of Corporation Finance as set forth in the comment letter dated November 29, 2005. For your convenience, we have set forth the text of the Staff’s comments in italics, which are then followed by responses on behalf of Vector and VGR.

Securities and Exchange Commission
November 30, 2005
Schedule TO-T/A filed November 17, 2005
1.	We note you entered into several agreements to tender with New Valley security holders. Please provide us additional information regarding the security holders with whom you entered into the agreements, a description of any negotiations with those parties, and the information you disclosed to those parties prior to making that information publicly available.

Response: Vector and VGR note the Staff’s comment. On November 16, 2005, Vector and VGR entered into agreements to tender with seven distinct stockholders (and their affiliates) (the “Significant Stockholders”)[1] of New Valley Corporation (“New Valley”). Vector and VGR believed that the support of each Significant Stockholder was critical to the success of the proposed exchange offer because their share ownership of New Valley was significant enough that each of them had the potential to cause the minimum tender condition of 90% to fail if they did not tender into the exchange offer.
     Please note the following information with respect to the Significant Stockholders:
•	Diamond A Partners, L.P. and Diamond A Investors L.P.: As previously reported in its Schedule 13D, Diamond A Partners, L.P. is an investment limited partnership, of which the general partner is Lawndale Capital Management, LLC (“Lawndale Capital”), of which Andrew E. Shapiro is the Managing Member. We also understand that the general partner of Diamond A Investors L.P. is also Lawndale Capital. They represented on the signature page to the agreement to tender that as of November 16, 2005 they beneficially owned in the aggregate 1,333,856 common shares of New Valley.

•	Canyon Capital Advisors LLC: As previously reported in its Schedule 13D, Canyon Capital Advisors LLC is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934, as amended. Canyon Capital Advisors LLC represented on the signature page to the agreement to tender that as of November 16, 2005 it beneficially owned 1,275,735 common shares of New Valley.

•	Tortoise Corp. and Little Meadow Corp.: As previously reported in their Schedule 13D, Tortoise Corp. is indirectly owned, and Little Meadow Corp. is directly owned, by Carl C. Icahn. In their agreements to tender, Tortoise Corp. and Little Meadow Corp. represented on the signature page to the agreement to tender that as of November 16, 2005 they beneficially owned in the aggregate 1,262,686 common shares of New Valley.

•	Robert D. Evans: Robert D. Evans is known to Vector to be a significant long-term investor in New Valley. Mr. Evans represented on the signature

[1]	Vector filed eight agreements to tender because the two Significant Stockholders affiliated with Carl C. Icahn signed separate agreements to tender even though these Significant Stockholders are joint filers on their Schedule 13D filed with respect to the common shares of New Valley.

Securities and Exchange Commission
November 30, 2005
page to his agreement to tender that as of November 16, 2005 he beneficially owned 303,333 common shares of New Valley.

•	Jeff Altman: Jeff Altman is known to Vector to be an experienced financial investor and the Managing Partner of Owl Creek Asset Management L.P., which manages hedge funds. He was previously an executive with Franklin Mutual Advisors. Mr. Altman represented on the signature page to his agreement to tender that as of November 16, 2005 he beneficially owned 108,700 common shares of New Valley.

•	Steel Partners II LP: Steel Partners II LP is known to Vector to be approximately a billion dollar hedge-fund. Steel Partners represented on the signature page to the agreement to tender that as of November 16, 2005 it beneficially owned 1,104,357 common shares of New Valley.

•	Howard M. Lorber and Lorber Alpha II Partnership: As previously reported in its Schedule 13D, Lorber Alpha II Partnership is a Nevada limited partnership, of which the general partner is Lorber Alpha II, Inc., of which Howard M. Lorber is a director, officer and the controlling shareholder. Currently, Mr. Lorber is the President and Chief Operating Officer of both New Valley and Vector, the majority stockholder of New Valley. Mr. Lorber represented on the signature page to his agreement to tender that as of November 16, 2005 he beneficially owned in the aggregate 898,608 common shares of New Valley.
     With respect to additional information regarding the negotiations that took place between Vector, VGR and the Significant Stockholders, it is important to note that neither Vector nor VGR approached any of the Significant Stockholders about the potential agreements to tender or a potential increased exchange ratio prior to filing with the Commission and mailing to all Significant Stockholders the preliminary Prospectus dated October 20, 2005. Moreover, upon approaching the Significant Stockholders about the potential agreements to tender and a potential increased exchange ratio and before providing any information to them, Vector and VGR informed each Significant Stockholder or their representatives that Vector and VGR deemed the ensuing discussions and information to be material, non-public information that must remain confidential. Thereafter, the only matter discussed between Vector, VGR and the Significant Stockholders that had not been previously disclosed was the fact the Vector and VGR were contemplating an increase in the exchange ratio if a substantial number of Significant Stockholders would agree to tender their common shares of New Valley into Vector’s and VGR’s exchange offer.
     The following paragraphs describe the negotiations with the Significant Stockholders. After the commencement of the exchange offer on October 20, 2005, Vector had numerous phone conversations with representatives of Lawndale Capital who expressed their view, based on the information in the preliminary Prospectus and Lawndale Capital’s internal analysis, that the value of New Valley was approximately $10.50 per share and that Vector and VGR should increase the exchange ratio to provide for that amount. During these phone conversations, Vector reviewed with representatives

Securities and Exchange Commission
November 30, 2005
of Lawndale Capital the basis of the original exchange ratio of 0.461 as set forth in the preliminary Prospectus, and Vector did not negotiate an increase in the exchange ratio. On November 3, 2005, Vector issued a press release stating that because of the minimum tender condition, it would be highly unlikely that Vector would be able to close its exchange offer unless all significant New Valley stockholders tendered into the offer. Along these lines, during the week of November 7, 2005, representatives of Vector contacted representatives of each Significant Stockholder to explore whether the Significant Stockholders would be willing to agree to tender into the exchange offer if Vector increased the exchange ratio for the offer. At this time, no specific exchange ratio was discussed. After New Valley filed its Form 10-Q on November 9, 2005, a representative of Lawndale Capital again called Vector to express his view that, based on the information in the preliminary Prospectus and in the Form 10-Q and Lawndale Capital’s internal analysis, the value of New Valley was approximately $10.70 per share and that Vector and VGR should increase the exchange ratio to provide for that amount. Vector did not negotiate the exchange ratio or the implied New Valley value during these calls.
     On November 9 and November 10, 2005, Vector delivered to each Significant Stockholder a draft form agreement to tender without a proposed revised exchange ratio. Each Significant Stockholder was instructed to have its counsel review the agreement and provide comments by Friday, November 11, 2005 and was informed that Vector hoped to circulate a new draft by Monday, November 14, 2005 with Vector’s best and final revised exchange ratio included. Vector received comments on the draft agreement to tender primarily from Lawndale Capital and Steel Partners and all agreements to tender were made consistent and received the benefit of these comments.
     After market close on Monday, November 14, 2005, Vector delivered to each Significant Stockholder a revised agreement to tender including a suggested proposed revised exchange ratio of 0.515. On November 15, 2005, representatives of Vector and Lawndale Capital discussed Lawndale Capital’s desire for a higher exchange ratio of at least 0.56. Meanwhile, none of the other Significant Stockholders independently indicated they were not willing to accept a proposed 0.515 exchange ratio. After continued discussions, Lawndale Capital suggested that it would be agreeable to enter into an agreement to tender if the exchange ratio were increased to 0.54. Other than these negotiations with Lawndale Capital, neither Vector nor VGR negotiated with any other Significant Stockholder regarding the exchange ratio. In addition, also on November 15, 2005, the only other large New Valley stockholder who had previously been approached about a potential agreement to tender and an increased exchange ratio indicated to Vector that it was unwilling to enter into an agreement to tender unless the exchange ratio was at least 0.60. Vector did not pursue further discussions with this stockholder.
     Thereafter, on November 15 and November 16, 2005, Vector delivered final forms of agreement to tender to each Significant Stockholder. This agreement included a proposed increased exchange ratio of 0.54, which was the highest exchange ratio that Vector management would be prepared to recommend to the Vector board of directors.

Securities and Exchange Commission
November 30, 2005
The Significant Stockholders were informed that the higher exchange ratio remained conditioned on Vector board approval and that if all of the Significant Stockholders indicated a willingness to enter into the agreement to tender based on the proposed exchange ratio of 0.54 by sending their signatures to Vector, Vector management would be in a position to recommend this increased exchange ratio to the Vector board of directors. On November 16, 2005, the Vector board approved the revised exchange ratio of 0.54, Vector and the Significant Stockholders entered into the agreements to tender, and Vector publicly announced the increased exchange ratio of 0.54.
Schedule 13D/A filed November 17, 2005
2.	With respect to your entering into agreements to tender with several New Valley security holders, please tell us why your amended Schedule 13D does not reflect beneficial ownership of those securities.

Response: Vector and VGR note the Staff’s comment. Vector will amend its Schedule 13D to reflect beneficial ownership of the securities subject to the agreements to tender.
Form S-4/A
3.	Please revise your disclosure to describe the terms of the settlement agreement reached with the plaintiffs in the Pill and Lindstrom cases.

Response: Vector and VGR note the Staff’s comment. Vector will amend the Registration Statement on Form S-4, as amended, to include the following additional disclosure with respect to the memorandum of understanding with the Pill and Lindstrom plaintiffs:
“The memorandum of understanding provided, among other things, that (i) the consideration being offered be raised from 0.461 shares of Vector common stock per common share of New Valley to 0.54 shares of Vector common stock per common share of New Valley; (ii) the plaintiff acknowledged that 0.54 shares of Vector common stock per common share of New Valley was adequate and fair consideration; (iii) Vector agreed to make supplemental disclosures in the Prospectus with respect to the offer to address claims raised in the Pill action; (iv) the plaintiff shall have the right to comment upon and suggest additional disclosures to be made to the public stockholders by New Valley prior to the filing of its amended Schedule 14D-9 with the SEC and such suggested additional disclosures will be considered in good faith for inclusion in such filing by New Valley; and (v) all claims, whether known or unknown, of the plaintiff shall be released as against all of the defendants in the Pill matter and the Lindstrom matter.”
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Securities and Exchange Commission
November 30, 2005
     If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, David Schwartz at (212) 530-5260.

Very truly yours,

/s/ ROLAND HLAWATY

Roland Hlawaty

cc:	Richard J. Lampen
Vector Group Ltd.